UNITED STATES

                SECURITIES AND EXCHANGE COMMISSION

                      Washington, D.C. 20549


                            FORM 12b-25       SEC File Number
                                                  333-42641

                   NOTIFICATION OF LATE FILING


For Period Ended:  June 30, 1999

(Check one):   Form 10-K   Form 20-F   Form 11-K   X  Form 10-Q
 Form N-SAR


If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

Not applicable

PART I - REGISTRANT INFORMATION

                          RAM ENERGY, INC.
      (Exact name of registrant as specified in its charter)

                   5100 East Skelly Drive, Suite 650
                        Tulsa, Oklahoma   74135
             (Address of principal executive office)


PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate) [ ]

     (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

     (b) The subject quarterly report on Form 10-Q will be filed on or before the fifth calendar day following the prescribed due date; and

     (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 10-Q could not be filed within the prescribed time period.

Due to ongoing discussions with its banks the Company is unable to properly classify a portion of its indebtedness and therefore file accurate financial statements on the date the Form 10-Q is due.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

     John M. Longmire            405             606-0600
Senior Vice President and    (Area code)     (Telephone Number)
   Treasurer and Chief
    Financial Officer
         (Name)

(2) Have all other periodic reports required under Section 13 or
15(d) or the Securities Exchange Act of 1934 been filed?  If
answer is no, identify report(s).    X Yes    No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in
the subject report or portion thereof?     Yes      No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

See Part III above.

                            SIGNATURES

     RAM ENERGY, INC. has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

                         By:     JOHN M. LONGMIRE
                                 John M. Longmire
                                 Senior Vice President and Treasurer
                                 and Chief Financial Officer

Date:  August 14, 1999